SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

CVR Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

12662P108

(CUSIP Number)

Keith Schaitkin, Esq.

Icahn Capital LP

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person IEP Energy LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 71,198,718

	8	Shared Voting Power 0

	9	Sole Dispositive Power 71,198,718

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,198,718

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 80.5%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person IEP Energy Holding LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 71,198,718

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,198,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,198,718

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 80.5%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person American Entertainment Properties Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 71,198,718

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,198,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,198,718

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 80.5%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person Icahn Building LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 71,198,718

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,198,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,198,718

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 80.5%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person Icahn Enterprises Holdings L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 71,198,718

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,198,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,198,718

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 80.5%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person Icahn Enterprises G.P. Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 71,198,718

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,198,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,198,718

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 80.5%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person Beckton Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 71,198,718

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,198,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,198,718

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 80.5%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 12662P108

1	Name of Reporting Person Carl C. Icahn

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 71,198,718

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,198,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,198,718

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 80.5%

14	Type of Reporting Person IN

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on January 13, 2012 (the “Initial 13D”), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the “Shares”), issued by CVR Energy, Inc. (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 5.        Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended by adding the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 71,198,718 Shares, representing approximately 80.5% of the Issuer’s outstanding Shares.

(b) IEP Energy LLC has sole voting power and sole dispositive power with regard to 71,198,718 Shares. Each of IEP Energy Holding LLC, American Entertainment Properties Corp., Icahn Building LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises GP Inc., Beckton Corp. and Mr. Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of IEP Energy Holding LLC, American Entertainment Properties Corp., Icahn Building LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises GP Inc., Beckton Corp. and Mr. Icahn, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which IEP Energy LLC directly beneficially owns. Each of IEP Energy Holding LLC, American Entertainment Properties Corp., Icahn Building LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises GP Inc., Beckton Corp. and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected by any of the Reporting Persons since their last filing on Schedule 13D. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
IEP Energy	05/22/2012	600,000	$29.2930
IEP Energy	05/24/2012	53,000	$26.6476
IEP Energy	05/25/2012	1,000,000	$26.6190

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2012

IEP ENERGY LLC

By:	/S/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

IEP ENERGY HOLDING LLC

By:	/S/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/S/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN BUILDING LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:	/S/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:	/S/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/S/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:	/S/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

/S/ Carl C. Icahn
Name: Carl C. Icahn

[Signature Page of Amendment No. 21 to Schedule 13D — CVR Energy, Inc.]